UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Termination of VIE Agreements

On March 1, 2025, Beijing Mingda Jiahe Technology Development Co., Ltd. (“WFOE”), an indirect wholly owned subsidiary in China of MDJM LTD (the “Company”), entered into agreements of termination with Mingda Jiahe (Tianjin) Stock Co., Ltd. (the “VIE”) and the shareholders of the VIE  with respect to the contractual arrangements, also known collectively as the “VIE Agreements,” by and among WFOE, the VIE, and the VIE’s shareholders, each dated April 28, 2018, including an Exclusive Business Cooperation Agreement by and between the VIE and WFOE (the “Exclusive Business Cooperation Agreement”), a Share Pledge Agreement by and among WFOE, the VIE, and the VIE’s shareholders (the “Share Pledge Agreement”), powers of attorney by and among WFOE, the VIE, and each of the VIE’s shareholders (collectively, the “Powers of Attorney”), and an Exclusive Option Agreement by and among WFOE, the VIE, and the VIE’s shareholders (the “Exclusive Option Agreement”).

Pursuant to the VIE Agreements, the Company was deemed to be the primary beneficiary of the VIE under accounting principles generally accepted in the United States of America and, therefore, was able to consolidate the financial statements of the VIE into the Company’s financial statements. After the structure has been unwound, the financial results of the VIE will no longer be consolidated into the Company’s financial statements. The termination of the VIE Agreements was effective on March 1, 2025.

Pursuant to an Agreement for Termination of the Exclusive Business Cooperation Agreement and an Agreement for Termination of the Exclusive Option Agreement, all rights of WFOE over the VIE based on the Exclusive Business Cooperation Agreement and the Exclusive Option Agreement were terminated, respectively, including the irrevocable and exclusive option to purchase the VIE’s shareholders’ equity interests in the VIE. WFOE also agreed not to collect any service fees generated under the respective agreements. Upon the termination of the respective agreements, any other oral or written agreements ancillary to the Exclusive Business Cooperation Agreement and the Exclusive Option Agreement among the parties were also terminated, including the Powers of Attorney. As a result of the termination of the Exclusive Business Cooperation Agreement and the Exclusive Option Agreement, the security interests in the VIE pledged to WFOE by the VIE’s shareholders were extinguished, and the Share Pledge Agreement was terminated pursuant to an Agreements for Termination of Share Pledge Agreement by and among WFOE and each of the VIE’s shareholders, and thereupon, WFOE returned the pledged security interests to each of the VIE’s shareholders. The foregoing descriptions of the Agreement for Termination of the Exclusive Business Cooperation Agreement, the Agreement for Termination of the Exclusive Option Agreement, and the Agreements for Termination of Share Pledge Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Agreement for Termination of the Exclusive Business Cooperation Agreement, the Agreement for Termination of the Exclusive Option Agreement, and the Agreements for Termination of Share Pledge Agreement, which are filed herewith as Exhibits 10.1, 10.2, and 10.3, respectively, and incorporated herein by reference.

Since 2020, the Company has taken a series of steps to transform its focus of operations from real estate related services in China to cultural operations involving unique physical assets in the United Kingdom. The e-commerce platform www.uokaus.com, managed by MD Local Global Limited, a wholly owned subsidiary of MDJM LTD in the United Kingdom, is designed to integrate commerce with cultural heritage, featuring handcrafted products that reflect craftsmanship, artistic traditions, and ethical values. The plan to unwind the Company’s VIE structure was recently developed in accordance with this strategic business transformation.

Exhibit Index

Exhibit No.	Description
10.1	Agreement for Termination of the Exclusive Business Cooperation Agreement dated March 1, 2025
10.2	Agreement for Termination of the Exclusive Option Agreement dated March 1, 2025
10.3	Form of Agreement for Termination of Share Pledge Agreement and a schedule of all executed Agreements for Termination of Share Pledge Agreement adopting the same form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2025

MDJM LTD

By:	/s/Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer